Mail Stop 7010
									December 1, 2005

Alan C. Bergold
President
HIA, Inc.
1105 W. 122nd Avenue
Westminster, CO 80234

Re:	HIA, Inc.
      Schedule 14C
      File No. 0-09599
      Schedule 13E-3
      005-32535
      Amended October 26, 2005

Dear Mr. Bergold:

      We have reviewed your amended filing and have the following comments.

Revised Information Statement on Schedule 14C

General
1. We reissue comment 3. Please revise the document to clarify that each filing person found that the transaction was procedurally and substantively fair to each group of unaffiliated security holders individually, rather than collectively. Also revise the fairness discussions to clarify how each factor supports each fairness determination.

Opinion of St. Charles Capital, page 29

Comparable Company Analysis, page 32
2. Please provide a materially complete description of the Mergerstat report that resulted in the application of discounts used in this analysis. This disclosure should clearly explain the context in which Mergerstat reports the average size discounts. Also, with a view towards disclosure, supplementally provide a copy of the Mergerstat report.
3. We note that you reference "two restricted stock studies" that were used to derive the illiquidity discount. Please identify these restricted stock studies, provide a materially complete summary of these studies and expand your disclosure to explain how Charles Capital derived the 10% illiquidity discount from the results of the restricted stock studies. Also, with a view towards disclosure, supplementally provide us with a copy of the restricted stock studies.
4. Please refer to comment 21. Revise the filing to clarify what consideration the board gave to the fact that the financial advisor`s opinion addresses the fairness of the transaction to all unaffiliated security holders as a group, including those who will retain an interest in HIA and those who will be cashed out, rather than to each group separately.

Comparison of May and July Valuation Reports, page 37
5. Please file the final valuation report generated in July 2005 as an exhibit to your Schedule 13E-3. See Item 1016(c) of Regulation M-
A.

Federal Income Tax Consequences, page 38
6. Please revise the discussion of the federal income tax effects of the transaction to provide a more complete discussion of the potential tax effects, including how a security holder will determine whether the cash payment is to be treated as a dividend.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Craig Slivka at (202) 551-3729 or Jeffery Werbitt at (202) 551-3456 with any questions.


							Sincerely,


	Pamela A. Long
      Assistant Director

CC:	Andrew L. Blair, Esq.
	(303)298-0940
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Mr. Alan C. Bergold
HIA, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE